July 31, 2024

Alyssa Hochberg Fontaine
Executive Vice President and General Counsel
Tompkins Financial Corporation
P.O. Box 460
Ithaca, New York 14851

       Re: Tompkins Financial Corporation
           Registration Statement on Form S-3
           Filed July 26, 2024
           File No. 333-281027
Dear Alyssa Hochberg Fontaine:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance